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------------------                             U.S. SECURITIES AND EXCHANGE COMMISION                   ----------------------------
| F  O  R  M   5 |                                       Washington, D.C. 20549                         |       OMB APPROVAL       |
------------------                                                                                      |--------------------------|
[ ] Check this box if                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0362|
    no longer subject                                                                                   |Expires: September 30,1998|
    to Section 16. Form 4                                                                               |Estimated avg. burden     |
    or Form 5 obligations                                                                               |hours per response.....1.0|
    may continue.            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    ----------------------------
[ ] Form 3 Holdings Reported    Section 17(a) of the Public Utility Holding Company Act of 1935 or
[ ] Form 4 Transactions                   Section 30(f) of the Investment Company Act 1940
    Reported
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person(s) to|
|                                        |                                                |  Issuer (Check all Applicable)         |
|                                        |  United International Holdings, Inc. (UIHIA)   |                                        |
|  Rochelle           Curtis         W.  |                                                | X  Director           X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)         (First)        (MI)|3.IRS Identification   |4.Statement for Month/  |    Officer               Other         |
|                                        |  Number of Reporting  |  Year                  |---(give title below) ---(Specify below)|
|                                        |  Person, if an entity |                        |                                        |
|                                        |  (Voluntary)          |                        |                                        |
| 4643 S. Ulster Street, Suite 1300      |                       |  December 31, 1998*    |                                        |
|----------------------------------------|                       |------------------------|----------------------------------------|
|           (Street)                     |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        |    Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |                        | X  Form filed by More than One         |
| Denver                CO        80237  |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans- |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  action |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Month/     |  Code   |  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |Day/Year)   |(Instr.8)|-------------------------------|  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |         |                |(A) |         |  Issuer's       |or  |                    |
|                               |            |         |                |or  |         |  Fiscal Year    |(I) |                    |
|                               |            |         |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|Class A Common Stock           |  1/21/94   |   P4    |     4,000      | A  | $14.125 |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|Class A Common Stock           |  2/8/95    |   P4    |     4,500      | A  | $14.25  |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|Class A Common Stock           |  5/10/95   |   P4    |     1,470      | A  | $15.00  |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|Class A Common Stock           |  7/23/96   |   P4    |     1,520      | A  | $12.00  |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|Class A Common Stock           |  2/27/97   |   P4    |     2,000      | A  | $10.50  |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|Class A Common Stock           |  8/28/97   |   P4    |     2,130      | A  | $10.50  |   15,620(1)     | I  |By Spouse           |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|Class A Common Stock           |  6/18/98   |   P     |       447      | A  | $15.25  |   16,067(1)     | I  |By Spouse           |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|Class A Common Stock           |            |         |                |    |         |   25,000(1)     | I  |By a Trust(2)       |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
* In reliance upon a SEC interpretation of Rule 13a-10, this Report has been timely filed within 45 days of February 24, 1999, the date the Issuer's Board of Directors approved the change in the Issuer's fiscal year end from February 28 to December 31, commencing December 31, 1998.

                                                                                                                              Page 1
Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 2270 (7-97)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 5 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Year      |or  |          |
|          |         |     |         |---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |         |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|Class B   | 1 for 1 |7/22/|  J4(3)  |          | 769,116  |Immed|     | Class A  | 769,116  |          |    0     |  I |By a Ltd. |
|Common    |         |1993 |         |          |          |     |     | Common   |          |          |          |    |Partner-  |
|Stock     |         |     |         |          |          |     |     | Stock    |          |          |          |    |ship      |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Class B   | 1 for 1 |7/22/|  J4(3)  |  653,748 |          |Immed|     | Class A  | 653,748  |          | 998,470  |  I |By a      |
|Common    |         |1993 |         |          |          |     |     | Common   |          |          |  (1)(3)  |    |Trust(2)  |
|Stock     |         |     |         |          |          |     |     | Stock    |          |          |          |    |          |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Class B   | 1 for 1 |7/22/|  J4(3)  |   38,456 |          |Immed|     | Class A  |  38,456  |          | 111,184  |  I |By Spouse |
|Common    |         |1993 |         |          |          |     |     | Common   |          |          |  (1)(3)  |    |          |
|Stock     |         |     |         |          |          |     |     | Stock    |          |          |          |    |          |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Director  | $9.50   |7/23/|    A    |   40,000 |          |7/23/|     | Class A  |  40,000  |          |  40,000  |  D |          |
|Stock Op- |         |1993 |         |          |          |1997 |     | Common   |          |          |   (1)    |    |          |
|tions (rt |         |     |         |          |          |     |     | Stock    |          |          |          |    |          |
|to buy)   |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|Director  | $8.3125 |12/17/    A    |   15,000 |          | (4) |     | Class A  |  15,000  |          |  15,000  |  D |          |
|Stock Op- |         |1998 |         |          |          |     |     | Common   |          |          |   (1)    |    |          |
|tions (rt |         |     |         |          |          |     |     | Stock    |          |          |          |    |          |
|to buy)   |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
Explanation of Responses:
(1) The Reporting Person and Marian Rochelle each is a party to a Stockholders' Agreement.  The securities reported herein do not include securities beneficially owned by other parties to the Stockholders' Agreement.  The Reporting Person and Marian Rochelle
each disclaims any beneficial ownership of such other parties' securities and this Report shall not be deemed an admission that the
Reporting Person or Marian Rochelle is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2) On May 27, 1994, the Reporting Person transferred all of his Class B Common Stock to the Curtis Rochelle Trust of which the
Reporting Person is the trustee and a beneficiary. The Reporting Person disclaims beneficial ownership of the reported stock, except to the extent of his pecuniary interest therein.
(3) The limited partnership, Rochelle Investments Ltd., liquidated and distributed its holdings in the Issuer's securities to its partners, pursuant to which the Reporting Person received 653,748 shares based on his 85% interest in the partnership and the remaining shares have been distributed to the other partners, including his spouse, Marian Rochelle, who received 38,456 shares for her 5% interest in the partnership.
(4) The option is exercisable in 48 equal monthly installments commencing on October 8, 1998.

**Intentional misstatements or omissions of facts constitute Federal            /s/ Curtis W. Rochelle              March 31, 1999
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            -----------------------------------  -----------------
                                                                             **Signature of Reporting Person             Date
Note: File three copies of this form, one of which must be manually signed.  Curtis W. Rochelle
      If space provided is insufficient, see Instruction 6 for procedure.    Individually & as Attorney in Fact
                                                                             for Marian Rochelle

Potential persons who are to respond to the collection of information contained in this form are not                          Page 2
required to respond unless the form displays a currently valid OMB Number
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                                                                     PAGE 3 OF 3


                                     FORM 5
                        Joint Filer Confirming Statement


Joint Filer:  Marian Rochelle
Designated Filer:  Curtis Rochelle
Issuer & Tickler Symbol:  United International Holdings, Inc. (UIHIA)

The undersigned Marian Rochelle is a party to that certain Stockholders' Agreement with respect to the securities of the Issuer and as such is a Joint Filer with Curtis Rochelle, her spouse. This statement confirms that the undersigned has authorized and designated Curtis Rochelle to execute and file on behalf of the undersigned all Forms 3, 4 and 5, including amendments thereto, to be filed jointly with regard to the undersigned's ownership of or transactions in the securities of the Issuer. The authority of Curtis Rochelle under this statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the Issuer's securities, unless earlier revoked in writing. The undersigned acknowledges that Curtis Rochelle is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.


Date:  March 31, 1999                        /s/ Marian Rochelle
                                             -----------------------------------
                                             Marian Rochelle
                                             PO Box 996
                                             1914 Happy Hollow Drive
                                             Rawlins, Wyoming  82301